UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                 CLINICOR, INC.
                       ----------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                       ----------------------------------
                         (Title of Class of Securities)

                                    18726M106
                             ---------------------
                                 (CUSIP Number)





* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         Continued on following page(s)
                               Page 1 of 12 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No. 18726M106                                           Page 2 of 12 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
  Number of                              261,335
   Shares
Beneficially               6       Shared Voting Power
  Owned By                               0
    Each
  Reporting                7       Sole Dispositive Power
   Person                                261,335
    With
                           8        Shared Dispositive Power
                                         0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    261,335

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    6.01%

12       Type of Reporting Person*

         OO; IA

                                  SCHEDULE 13G

CUSIP No. 18726M106                                           Page 3 of 12 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                              0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                               261,335
    Each
  Reporting                7       Sole Dispositive Power
   Person                                0
    With
                           8        Shared Dispositive Power
                                         261,335

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    261,335

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    6.01%

12       Type of Reporting Person*

         IA

                                  SCHEDULE 13G

CUSIP No. 18726M106                                           Page 4 of 12 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
  Number of                              0
   Shares
Beneficially               6       Shared Voting Power
  Owned By                               261,335
    Each
  Reporting                7       Sole Dispositive Power
   Person                                0
    With
                           8        Shared Dispositive Power
                                         261,335

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    261,335

10       Check Box If the Aggregate  Amount in Row (9) Excludes  Certain Shares*
         [_]

11       Percent of Class Represented By Amount in Row (9)

                                    6.01%

12       Type of Reporting Person*

         IA

                                                              Page 5 of 12 Pages

Item 1(a)         Name of Issuer:

                  Clinicor, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  1717 West Sixth Street, Suite 400, Austin, TX 78703

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)       Soros Fund Management LLC ("SFM LLC");

                  ii)      Mr. George Soros ("Mr. Soros"); and

                  iii)     Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller").

                  This statement is filed on behalf of SFM LLC, a Delaware limited liability company, Mr. Soros, and Mr. Druckenmiller. This statement relates to shares of common stock of the Issuer (the "Shares") held for the account of Quasar International Partners C.V., a Netherlands Antilles limited partnership
                  ("Quasar Partners"). SFM LLC acts as principal investment advisor to Quasar Partners.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of SFM LLC, Mr. Soros, and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106. Quasar Partners has its principal business office at Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

Item 2(c)         Citizenship:

                  i)       SFM LLC is a Delaware limited liability company;

                  ii)      Mr. Soros is a citizen of the United States; and

                  iii)     Mr. Druckenmiller is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.001 par value.

Item 2(e)         CUSIP Number:

                  18726M106

                                                              Page 6 of 12 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.  Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 1997, the number of Shares which may be deemed to have been beneficially owned by each of the Reporting Persons was as follows:

                  i) SFM LLC may be deemed to have been the beneficial owner of 261,335 Shares held for the account of Quasar Partners (this number assumes the conversion of 392 Class B Convertible Preferred Shares, no par value, to 261,335 Shares).

                  ii) Mr. Soros, as Chairman of SFM LLC, may be deemed to have had shared beneficial ownership of 261,335 Shares held for the account of Quasar Partners.

                  iii) Mr. Druckenmiller, as Lead Portfolio Manager of SFM LLC, may be deemed to have had shared beneficial ownership of 261,335 Shares held for the account of Quasar Partners.

Item 4(b)         Percent of Class:

                  The number of Shares which may be deemed to have been beneficially owned by each of the Reporting Persons constitutes approximately 6.01% of the total number of Shares which would have been outstanding assuming conversion of all derivative securities of the Issuer held for the account of Quasar Partners.

Item 4(c) Number of shares as to which such person had:

SFM LLC
-------

(i)               Sole  power  to vote  or to  direct  the  vote:        261,335

(ii)              Shared power to vote or to direct the vote:                  0

(iii)             Sole   power  to   dispose  or  to  direct  the
                  disposition of:                                        261,335

(iv)              Shared  power  to  dispose  or  to  direct  the
                  disposition of:                                              0

                                                              Page 7 of 12 Pages

Mr. Soros and Mr. Druckenmiller
-------------------------------

     (i)          Sole power to vote or to direct the vote:                    0

     (ii)         Shared power to vote or to direct the vote:            261,335

     (iii)        Sole power to dispose or to direct the
                  disposition of:                                              0

     (iv)         Shared power to dispose or to direct the
                  disposition of:                                        261,335

Item 5.  Ownership of Five Percent or Less of a Class:                       [_]

                  This Item 5 is not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                  This Item 7 is not applicable.

Item 8.  Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.  Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                              Page 8 of 12 Pages

                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1998                     SOROS FUND MANAGEMENT LLC

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Assistant General Counsel


Date:  February 13, 1998                     GEORGE SOROS

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact


Date:  February 13, 1998                     STANLEY F. DRUCKENMILLER

                                             By:  /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact

                                                              Page 9 of 12 Pages


                                    EXHIBITS


                                                                           Page
                                                                           ----

A.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr.  George Soros in favor of Mr. Sean C. Warren and
          Mr. Michael C. Neus.............................................  10

B.        Power of Attorney  dated as of January 1, 1997  granted
          by Mr. Stanley F. Druckenmiller in favor of Mr. Sean C.
          Warren and Mr. Michael C. Neus..................................  11

C.        Joint Filing Agreement dated as of February 13, 1998 by
          and among Soros Fund  Management LLC, Mr. George Soros,
          and Mr. Stanley F. Druckenmiller................................  12